Exhibit 99.2

CROSS REFERENCE SHEET

Location in 2020/21
Information Relating to Provincial Debt	Public Accounts
CONTINGENT LIABILITIES
Litigation	p. 81 (28)(b)
Tax Appeals	p. 81 (28)(b)
Guarantees and Indemnities	p. 81 (28)(b)
Environmental Clean-up	p. 82 (28)(b)
Indigenous Land Claims	p. 82-83 (28)(b)
Crown Corporations, Agencies, and SUCH	p. 84 (28)(b)
CONTRACTUAL OBLIGATIONS	p. 84 (28)(c)

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